EXHIBIT 99.1

Stantec to design largest PFAS treatment system in Northwestern US

EDMONTON, Alberta and NEW YORK, April 30, 2025 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected by the City of Vancouver, Washington, to design a treatment system to remove per- and polyfluoroalkyl substances (PFAS) from a high-volume water station—with the goal of providing cleaner, more reliable drinking water for the community.

Stantec will also provide engineering services during construction for the treatment facility at Vancouver’s Water Station 4, one of the first stations in Vancouver’s water supply that will treat water for PFAS. When complete, this PFAS filter system will treat up to 12.2 million gallons per day, making it the largest PFAS project in the Northwestern US in terms of treatment capability.

In 2024, the U.S. Environmental Protection Agency (EPA) issued a requirement for all public water utilities in the US to reduce PFAS in drinking water by 2029. In accordance, cities and municipalities around the US are exploring proper treatment systems to address PFAS in their water supply. The EPA will also require public water systems to begin reporting on PFAS levels in 2027.

According to industry research, PFAS treatment is estimated to cost water utilities approximately $40 billion.

“Water and wastewater utilities across the US are taking important action to treat PFAS in their water supply,” said Matt Travers, Stantec executive vice president and business operating unit leader, Water. “For the City of Vancouver, we’re leveraging the strengths of our regional team along with national practitioners to address this challenge, meet regulatory standards, and provide long-term safety and reliability in the community’s drinking water supply.”

Upgrades necessary to remove PFAS
On average, the City of Vancouver delivers 10.1 billion gallons per year of drinking water to more than 270,000 people in a 72-square mile service area. In 2023, the City started a program to test for and report PFAS in drinking water, discovering that upgrades were necessary to properly treat and reduce PFAS contaminants to meet anticipated state and federal regulations.

Stantec’s design will integrate the treatment system into the Water Station 4 site while keeping it functional and maintaining water supply for the City during construction. Treatment facility construction is expected to begin this October and be completed in early 2028, over a year ahead of the EPA’s compliance deadline for public water systems.

Stantec is working with multiple public water utilities to address PFAS and help clients comply with state and federal regulations. Learn more about Stantec’s experience around PFAS and emerging contaminants.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Jessica Love Stantec Media Relations Ph: (206) 279-1056 jessica.love@stantec.com	Investor Contact Jess Nieukerk Stantec Media Relations Ph: (403) 569-5389 ir@stantec.com